SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (AMENDMENT NO.1)

                                 ISOLAGEN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    46488N103
                                 (CUSIP Number)

                                December 9, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46488N103                  13G                  Page 2 of 10 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DKR Saturn Management L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                  0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                  0
REPORTING      -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                    720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            720,000 shares of common stock; 16,000,000 convertible
            notes convert into 1,747,202 shares of common stock
-----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                         [ ]
-----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)

           2.56% common stock + 5.47% common stock through conversion of convertible notes if converted = 7.73%
-----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                    IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46488N103                  13G                  Page 3 of 10 Pages

---------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ronald Phillips
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                             USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                      0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                       0
REPORTING      -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                    720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

             720,000 shares of common stock; 16,000,000 convertible
             notes convert into 1,747,202 shares of common stock
----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             2.56% common stock + 5.47% common stock through conversion of convertible notes if converted = 7.73%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                      HC, IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46488N103                  13G                  Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Michael Cotton
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                        0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                        0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                    720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

             720,000 shares of common stock; 16,000,000 convertible
             notes convert into 1,747,202 shares of common stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             2.56% common stock + 5.47% common stock through conversion of convertible notes if converted = 7.73%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                     HC, IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46488N103                  13G                  Page 5 of 10 Pages

-------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              DKR Saturn Event Driven Holding Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Bermuda
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                      0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    720,000 shares of common stock; 8,000,000 convertible notes convert into 873,601 shares of common stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                       0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                    720,000 shares of common stock; 8,000,000 convertible notes convert into 873,601 shares of common stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            720,000 shares of common stock; 8,000,000 convertible notes convert into 873,601 shares of common stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

            2.32% common stock + 2.81% common stock through conversion of convertible notes if converted = 5.13%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                      CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46488N103                  13G                  Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

         ISOLAGEN, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

         2500 Wilcrest, 5th Floor, Houston, Texas 77042

Item 2(a).     Name of Person Filing:

         (i) DKR Saturn Management L.P. (the "Investment Manager"), a Delaware limited partnership which serves as investment manager to DKR Saturn Event Driven Holding Fund Ltd. and DKR Saturn Multi-Strategy Holding Fund Ltd., (together, the "Funds") with respect to shares of common stock and shares of common stock through conversion of convertible notes if converted, directly owned by the Funds.

        (ii) Ronald Phillips ("Mr. Phillips"), who, together with Mr. Cotton, is responsible for the supervision and conduct of all investment activities of the Investment Manager, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of common stock and shares of common stock through conversion of convertible notes if converted, directly owned by the Funds.

       (iii) Michael Cotton ("Mr. Cotton"), who, together with Mr. Phillips, is responsible for the supervision and conduct of all investment activities of the Investment Manager, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of common stock and shares of common stock through conversion of convertible notes if converted, directly owned by the Funds.

        (iv) DKR Saturn Event Driven Holding Fund Ltd. (the "Fund"), a Bermuda corporation, with respect to shares of common stock and shares of common stock through conversion of convertible notes if converted, directly owned by it.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

         (i) The Investment Manager: 623 Fifth Avenue, 29th Floor, New York, NY 10022

        (ii) Mr. Phillips: 623 Fifth Avenue, 29th Floor, New York, NY 10022

       (iii) Mr. Cotton: 623 Fifth Avenue, 29th Floor, New York, NY 10022

        (iv) The Fund: c/o AIG International Asset Management Ltd., 29 Richmond Road, Pembroke HM08, Bermuda


Item 2(c).     Citizenship:

         (i) The Investment Manager: Delaware, USA

        (ii) Mr. Phillips: USA

       (iii) Mr. Cotton: USA

CUSIP No. 46488N103                  13G                  Page 7 of 10 Pages


        (iv) The Fund: Bermuda

Item 2(d).     Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:   46488N103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)       [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [X]

Item 4.   Ownership.

         (i) The Investment Manager:

         (A) Amount beneficially owned:
             720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock

         (B) Percent of class:
             2.56% common stock + 5.47% common stock through conversion of convertible notes if converted = 7.73%

         (C) Number of shares as to which such person has:

             (I) Sole power to vote or to direct the vote
                                   0

CUSIP No. 46488N103                  13G                  Page 8 of 10 Pages


           (II) Shared power to vote or to direct the vote
                720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
          (III) Sole power to dispose or to direct the disposition of
                                   0
           (IV) Shared power to dispose or to direct the disposition of 720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock

         (ii) Mr. Phillips:

         (A) Amount beneficially owned:
             720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock

         (B) Percent of class:
             2.56% common stock + 5.47% common stock through conversion of convertible notes if converted = 7.73%

         (C) Number of shares as to which such person has:

             (I) Sole power to vote or to direct the vote
                                 0
            (II) Shared power to vote or to direct the vote
                 720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
           (III) Sole power to dispose or to direct the disposition of
                                 0
           (IV) Shared power to dispose or to direct the disposition of 720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock

         (iii) Mr. Cotton:

         (A) Amount beneficially owned:
             720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock

         (B) Percent of class:
             2.56% common stock + 5.47% common stock through conversion of convertible notes if converted = 7.73%

         (C) Number of shares as to which such person has:

             (I) Sole power to vote or to direct the vote
                                 0
            (II) Shared power to vote or to direct the vote
                 720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock
           (III) Sole power to dispose or to direct the disposition of
                                0
            (IV) Shared power to dispose or to direct the disposition of
                 720,000 shares of common stock; 16,000,000 convertible notes convert into 1,747,202 shares of common stock

         (iv) The Fund:

CUSIP No. 46488N103                  13G                  Page 9 of 10 Pages

         (A) Amount beneficially owned:
             720,000 shares of common stock; 8,000,000 convertible notes convert into 873,601 shares of common stock

         (B) Percent of class:
             2.32% common stock + 2.81% common stock through conversion of convertible notes if converted = 5.13%

         (C) Number of shares as to which such person has:

             (I) Sole power to vote or to direct the vote
                                 0
            (II) Shared power to vote or to direct the vote
                 720,000 shares of common stock; 8,000,000 convertible notes convert into 873,601 shares of common stock
           (III) Sole power to dispose or to direct the disposition of
                                 0
            (IV) Shared power to dispose or to direct the disposition of
                 720,000 shares of common stock; 8,000,000 convertible notes convert into 873,601 shares of common stock


Each of the Investment Manager, Mr. Phillips and Mr. Cotton expressly declares that this filing shall not be construed as an admission that either is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     The shareholders of DKR Saturn Multi-Strategy Holding Fund Ltd. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for DKR Saturn Multi-Strategy Holding Fund Ltd.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose

CUSIP No. 46488N103                  13G                  Page 10 of 10 Pages

of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  March ___, 2005

                                By:    ------------------------
                                Name:  Barbara Burger
                                Title: Authorized Signatory,
                                       DKR Saturn Management L.P.


                                By:  ------------------------
                                     Name:  Ronald Phillips



                                By: ------------------------
                                    Name:  Michael Cotton


                                By: ------------------------
                                Name:
                                Title: Director, DKR Saturn Event Driven
                                Holding Fund Ltd.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)